UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 13)1

Gaia, Inc.

(Name of Issuer)

Class A Common Stock, par value $.0001 per share

(Title of Class of Securities)

36269P104

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]Rule 13d-1(b)

[   ]Rule 13-d1(c)

[X ]Rule 13-d1(d)

_____________________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No.   36269P104

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1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Jirka Rysavy

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ___

(b) ___

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3. SEC Use Only

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4. Citizenship or Place of Organization

United States

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Number of	5. Sole Voting Power:	5,766,682
Shares
Beneficially	6. Shared Voting Power:
Owned by
Each Reporting	7. Sole Dispositive Power:	5,766,682
Person with:
	8. Shared Dispositive Power:

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9. Aggregate Amount Beneficially Owned by Each Reporting Person

5,766,682

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

___

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11. Percent of Class Represented by Amount in Row (9)

32.2%

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12. Type of Reporting Person (See Instructions)

IN

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Item 1(a).  Name of Issuer:

Gaia, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

833 W. South Boulder Road, Louisville, Colorado 80027-2452

Item 2(a).  Name(s) of Person(s) Filing:

Jirka Rysavy

Item 2(b).  Address of Principal Business Office or, if None, Residence

833 W. South Boulder Road, Louisville, Colorado 80027-2452

Item 2(c).  Citizenship:

United States

Item 2(d).  Title of Class of Securities:

Class A Common Stock, par value $.0001 per share

Item 2(e).  CUSIP Number:

36269P104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);
(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with §240.13d (b)(1)(ii)(G);
(h)	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) (k)

A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of Institution: _____________________________________________

Not applicable

Item 4.  Ownership.

(a)	Amount beneficially owned:	5,766,682
(b)	Percent of Class:	32.2%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	5,766,682
	(ii) Shared power to vote or to direct the vote:	0
	(iii) Sole power to dispose or to direct the disposition of:	5,766,682
	(iv) Shared power to dispose or to direct the disposition of:	0

Amounts above include 5,400,000 Class A shares obtainable upon conversion of Class B shares.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security

            Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certifications.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 1, 2019 (Date)
/s/ Jirka Rysavy Jirka Rysavy (Signature)